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Exhibit 12.1

HORMEL FOODS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Quarter Ended Last Saturday of April				Year Ended Last Saturday of October
	2001		2000		2000		1999		1998*		1997		1996
Earnings Before Income Taxes(1)	61,026		56,644		264,381		251,473		217,336		170,861		125,474
Fixed Charges(1):
Interest on Indebtedness	7,164		4,339		14,906		13,746		13,692		15,043		1,619
Interest Factor of Rental Expense	1,606		1,195		5,366		4,937		4,971		5,100		4,492

Total Fixed Charges	8,770		5,534		20,272		18,683		18,663		20,143		6,111
Total Available Earnings	69,796		62,178		284,653		270,156		235,999		191,004		131,585

Ratio of Earnings to Fixed Charges	8.0	x	11.2	x	14.0	x	14.5	x	12.6	x	9.5	x	21.5	x

(1)
As defined in Item 503(d) of Regulations S-K.

*
1998 results include a gain of $28.4 million from the sale of our gelatin plant located in Davenport, Iowa.

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HORMEL FOODS CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)